GALIANO GOLD INC.

(formerly Asanko Gold Inc.1)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2020 and 2019

(Expressed in United States dollars)

TABLE OF CONTENTS

1. Overview of the business	2

2. Highlights and key business developments	3-5

3. Results of the AGM	5-15

4. Financial results of the Company	16-17

5. Selected quarterly financial data	18-19

6. Outlook	19-20

7. Liquidity and capital resources	20-22

8. Non-GAAP measures	23-27

9. Summary of outstanding share data	27

10. Related party transactions	27-28

11. Critical accounting policies and estimates	28

12. Risks and uncertainties	28-29

13. Internal control	29

14. Qualified person	30

15. Cautionary statements	30-34

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1 The Company's name was changed from "Asanko Gold Inc." to "Galiano Gold Inc." effective April 30, 2020.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of May 5, 2020 and should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 and the notes related thereto.

Galiano was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada. The Company changed its name to Asanko Gold Inc. on February 23, 2013, and from Asanko Gold Inc. to Galiano Gold Inc., which name change was approved by the Company's shareholders at its Annual General and Special Meeting on April 30, 2020.

Additional information on the Company, including its most recent Annual Information Form ("AIF") is available under the Company's profile at www.sedar.com and the Company's website: www.galianogold.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars ("US dollars") unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

1. Overview of the business

Galiano holds a 45% economic interest in the Asanko Gold Mine (the "AGM") and gold exploration tenements (collectively the "joint venture" or "JV") on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana ("Ghana"), West Africa. Galiano is the operator of the joint venture and receives an annual service fee from the JV. Gold Fields own a 45% economic interest in the AGM JV, with the Government of Ghana owning a 10% free-carried interest.

Galiano's vision is to build a sustainable business capable of long-term value creation for its stakeholders through a combination of organic growth, exploration, accretive M&A activities and the disciplined deployment of its financial resources. The Company's shares are listed on the Toronto Stock Exchange ("TSX") and the NYSE American ("NYSE") under the symbol "GAU".

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a current design capacity of 5.4 million tonnes per annum ("Mtpa").

The Company filed an updated Life of Mine plan entitled National Instrument 43-101 Technical Report for the Asanko Gold Mine, Ghana dated February 15, 2020 (the "2020 LOM Plan") on March 17, 2020 (see "Development and exploration update").  The report can be found on SEDAR, www.sedar.com, and on the Company's website at www.galianogold.com.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

2. Highlights and key business developments

Q1 2020 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

COVID-19 Update

The JV has taken precautionary measures in response to the COVID-19 global pandemic to protect the health and safety of its employees and the operating and financial well-being of the AGM. There are no known or presumptive cases of COVID-19 with employees of Galiano or at the AGM. The Company's offices in Vancouver, Johannesburg and Accra are observing local regulations. The AGM continues to operate with strict hygiene, monitoring and social distancing protocols in place in accordance with the Ghanaian Ministry of Health guidelines. The AGM has continued to build its supply chain and now holds eight to nine months of key reagents, consumables and critical spares and three months of diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

Operating highlights of the AGM (on a 100% basis)

  There was one lost-time injury ("LTI") and four total recordable injuries ("TRI") reported during the quarter. LTI frequency rate ("LTIFR") and TRI frequency rate ("TRIFR") per million employee hours worked were 0.51 and 2.02, respectively, for the quarter.

  Record quarterly gold production of 66,333 ounces.

  Ore mined during Q1 2020 totaled 1.91Mt, at an average mined grade of 1.6 grams per tonne ("g/t") and a total strip ratio of 3.7:1.

  The processing plant delivered another solid quarterly milling performance with throughput of 1.40Mt, at an average plant feed grade of 1.6 g/t.

  Gold recovery of 94% continued to exceed design.

  The AGM incurred operating cash costs per ounce1 of $599, total cash costs per ounce1 of $676 and all-in sustaining cost1 ("AISC") of $805 per ounce in Q1 2020. The reduction in total cash costs per ounce1 and AISC from Q4 2019 was primarily due to a reduction in previously recognized net realizable value ("NRV") adjustments on stockpiled inventory resulted in lower production costs as stockpile quality improved during the period. AISC was further impacted by lower sustaining capital expenditures and waste stripping due to timing and sequencing of the operations.

Financial highlights of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

  The AGM delivered its best financial performance since commercial production was announced in April 2016.

  Q1 2020 gold sales of 67,820 ounces generated a record $104.6 million of gold sales proceeds at an average realized gold price of $1,542 per ounce, an increase of $35.6 million from Q1 2019. The gold sales volume for Q1 2020 represented a 27% increase from Q1 2019. Revenue for Q1 2020 amounted to $104.8 million and included by-product sales of $0.2 million.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $56.4 million in Q1 2020, a decrease of $22.5 million from Q1 2019. The decrease in cost of sales was primarily due to a reduction in depreciation and depletion expense resulting from the impairment recorded in Q4 2019 which had the effect of lowering the mineral properties, plant and equipment ("MPP&E") depreciable asset cost base. In addition, operating cash costs decreased as a result of a reduction in NRV adjustments to stockpiles. Cost of sales for Q1 2019 also included an accrual for a one-time mining contractor services agreement termination fee.  These factors were partly offset by an increase in gold ounces sold in Q1 2020 compared to Q1 2019.

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1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

  Record income from mine operations of $48.4 million in Q1 2020, compared to a loss from mine operations of $11.9 million in Q1 2019. The improvement in income from mine operations was due to an increase in realized gold prices from $1,292/oz to $1,542/oz, higher gold sales volumes, lower operating cash costs and the reduction in depreciation expense.

  The JV's income from operations amounted to $44.9 million for the quarter, compared to a net loss from operations of $13.9 million in Q1 2019. The improvement in income from operations was due to an increase in mine operating income, partly offset by increased exploration and evaluation expenditures and general and administrative expenses in Q1 2020.

  Net income for the quarter was $45.6 million compared to a net loss of $14.1 million in Q1 2019. The improvement in net income was due to the above mentioned increase in income from operations and a $0.8 million increase in realized foreign exchange gains during Q1 2020.

  The AGM reported Adjusted EBITDA1 of $51.4 million in Q1 2020 compared to $5.9 million in Q1 2019. The increase in Adjusted EBITDA1 was primarily driven by a decrease in total cash costs1 from $943/oz in Q1 2019 to $676/oz in Q1 2020. In addition, Adjusted EBITDA1 benefitted from an increase in realized gold prices and higher gold sales volumes, partly offset by higher exploration and evaluation expenditures.

  The AGM generated $37.0 million of cash flows from operating activities (after taking into account unfavorable working capital changes of $19.5 million) and free cash flow1 of $27.0 million during Q1 2020. This compares to $8.8 million of cash flows from operating activities and negative $5.2 million of free cash flow1 during Q1 2019. The improvement in free cash flow1 was the result of a $45.2 million increase in income from operations (excluding depreciation and depletion), which was partly offset by an unfavorable change in non-cash working capital of $17.9 million from Q1 2019 to Q1 2020. Additionally, there was a $4.6 million decrease in cash flows associated with capital expenditure from Q1 2019 to Q1 2020.

  During Q1 2020, the JV continued returning invested capital to the JV partners, with distributions totaling $45.0 million ($22.5 million to the Company's benefit).

  During the quarter the JV drew, in full, its $30.0 million Revolving Credit Facility ("RCF") as a precaution during the COVID-19 pandemic.

  As at March 31, 2020, the JV had cash on hand of $55.6 million, $9.6 million in receivables from gold sales and $0.5 million in gold on hand.

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q1 2020:

  The Company reported net income after tax of $21.8 million in Q1 2020 compared to a net loss of $5.3 million in Q1 2019. The improvement in earnings during Q1 2020 was predominantly the result of an increase in the Company's 45% interest in the net earnings of the JV which totaled $20.5 million for the quarter.

  The Company continued to return capital to shareholders through its normal course issuer bid ("NCIB") program. During Q1 2020, the Company repurchased and cancelled a total of 2,431,409 common shares under the NCIB program for $2.0 million (average acquisition price of $0.83 per share).

  During the quarter, the Company received the $22.5 million in distributions from the JV. These payments were recorded as redemptions of the previously recognized preference shares.

  As at March 31, 2020, the Company had cash on hand of $50.6 million and $3.1 million in receivables.

  Adjusted EBITDA1 for Q1 2020 amounted to $21.9 million, compared to $1.2 million in Q1 2019. The increase in Adjusted EBITDA1 was primarily a result of the increase in the AGM's net earnings.

  Cash used in operating activities in Q1 2020 was $0.8 million, compared to cash used in operating activities of $1.6 million in Q1 2019. The decrease in cash used in operations was partly due to cash inflows associated with working capital changes during Q1 2020, along with a reduction in cash general and administrative ("G&A") expenses.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Board and Management Changes

Ms. Judith Mosely joined the Company's Board effective January 1, 2020, replacing Mr. William Smart who resigned concurrently.

The Company also announced that Mr. Colin Steyn, (then) Chair of the Board of Directors, would not seek re-election at the annual general and special meeting which was held on April 30, 2020 (the "AGSM").

After a thorough search led by the Company's Nominating and Governance Committee, the Company announced that Mr. Paul N. Wright would join the Company's Board effective April 1, 2020. Mr. Wright was affirmed by shareholders at the Annual General and Special Meeting on April 30, 2020 and appointed Chair of the Board of Directors on May 5, 2020.

On April 20, 2020, Dr. Paul Klipfel joined the Company as Senior Vice President, Exploration. Dr. Klipfel has 40 years of exploration experience in a wide variety of geologic settings and deposit types. Most of his work for the past 13 years has been in Ghana and other West African countries. He was an original mapper on the Esaase project for Keegan Resources and has been a consultant to many companies over the past 17 years in West Africa, North and South America, Australia, and Asia. He also served as President for Abzu Gold and as Chief Geologist/COO for Ashanti Gold Corp. Dr. Klipfel holds a Ph.D. in Economic Geology from Colorado School of Mines and M.S. degrees in Mineral Economics from Colorado School of Mines and Geology from University of Idaho.

On May 1, 2020, Mr. Todd Romaine joined the Company as Executive Vice President, Sustainability. Mr. Romaine has over 20 years' experience in the environmental, social and community aspects of the extractive sector as well as dealings with public and aboriginal governments. Most recently he worked as the Chief Sustainability Officer for Danakali Limited, an Australian junior potash mining company. Prior to this role, Mr. Romaine was the Vice President, Corporate Social Responsibility & Government Relations at Nevsun Resources Ltd, a Canadian mid-tier mining company. Previously, Mr. Romaine worked in senior management roles at Enbridge Pipelines Inc., Inuvialuit Regional Corporation and the Government of Nunavut.

3. Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company's attributable economic interest in the AGM is 45%.

3.1 Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months ended March 31, 2020 and 2019, unless otherwise noted.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

	Three months ended March 31,
	2020	2019
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,911	1,505
Waste tonnes mined (000 t)	7,051	6,584
Total tonnes mined (000 t)	8,962	8,089
Strip ratio (W:O)	3.7	4.4
Average gold grade mined (g/t)	1.6	1.4
Mining cost ($/t mined)[2]	3.89	4.48

Ore tonnes milled (000 t)	1,400	1,224
Average mill head grade (g/t)	1.6	1.6
Average recovery rate (%)	94%	93%
Processing cost ($/t treated)	11.13	11.93

Gold produced (ounces)	66,333	60,425
Gold sold (ounces)	67,820	53,421

Silver produced (ounces)	12,996	9,927
Silver sold (ounces)	12,939	14,010

Operating cash costs ($ per gold ounce)[1]	599	878
Total cash costs ($ per gold ounce)[1]	676	943
All-in sustaining costs ($ per gold ounce)[1]	805	1,123

2 For the three months ended March 31, 2019, mining cost per tonne excluded a provision for a one-time contract termination fee.

a) Health and Safety

There was one LTI and four TRIs reported during the quarter. The AGM's LTIFR and TRIFR for the three months ended March 31, 2020 amounted to 0.51 and 2.02 per million employee hours worked, respectively.

b) Mining

During the quarter, the AGM sourced ore from the Nkran, Akwasiso and Esaase pits, as well as run-of-mine ("ROM") stockpiles. During the quarter, 1.73Mt of waste and 1.29Mt of ore were mined from the Nkran pit at a gold grade of 1.7 g/t.

In Q1 2020, the Esaase pits (Main and South) collectively delivered 0.59Mt of ore at a gold grade of 1.4 g/t and a strip ratio of 6.3:1. Operations at Esaase will continue mining oxides with the goal of achieving an optimal fresh to oxide ore blend delivered to the SAG mill.

Operations on Cut 2 at Akwasiso commenced during the quarter with mining activities focused on waste stripping (a total of 1.62Mt waste tonnes mined). The Akwasiso pit is expected to contribute approximately 30% of the planned ore tonnes for 2020.

Going forward, the mine plan for the balance of 2020 will source ore primarily from Esaase and Akwasiso, while mill feed will be augmented where necessary with stockpile material.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Mining cost per tonne for Q1 2020 was $3.89 compared to $4.48 during Q1 2019, a decrease of 13%. The lower mining cost per tonne in Q1 2020 was predominantly due to volume differences as higher total tonnes mined during Q1 2020 had the effect of decreasing fixed mining cost on a per unit basis. As well, a higher proportion of mined tonnes were sourced from Esaase (as opposed to Nkran in Q1 2019), which attracts a lower relative unit cost. The lower mining cost per tonne in Q1 2020 was also due to a reduction in ore rehandle costs relative to Q1 2019.

c) Processing

The AGM produced a record 66,333 ounces of gold during the first quarter of 2020, as the processing plant achieved a quarterly milling rate of 1.40Mt of ore processed at a grade of 1.6 g/t and metallurgical recovery averaging 94%.

Processing cost per tonne for Q1 2020 was $11.13 compared to $11.93 during Q1 2019, a decrease of 7%. The improvement in processing cost per tonne was predominantly due to the positive volume variance as the higher throughput during Q1 2020 had the effect of decreasing fixed processing costs on a per unit basis. The higher throughput during Q1 2020 relative to Q1 2019 was partly due to the increase in oxide tonnes within the plant's feed blend, following the ramp-up in mining at Esaase after Q1 2019. These factors were partly offset by an increase during Q1 2020 in grinding media and other consumables and supplies utilized during the treatment process.

d) Total cash costs and AISC (for the AGM on a 100% basis)

For the three months ended March 31, 2020, total cash costs per ounce1  was $676/oz , compared to total cash costs per ounce during the three months ended March 31, 2019 of $943/oz. Cash costs were lower in Q1 2020 relative to Q1 2019 due to the impact of higher gold sales volumes which had the effect of decreasing fixed production costs on a per unit basis and a reduction in ore transportation costs associated with trucking ore from Esaase to the process plant ($28/oz for the quarter). In addition, total cash cost per ounce1 benefitted from lower NRV adjustments to stockpile inventory, the cash cost component of which represented a reduction in production costs of $7.7 million in Q1 2020, compared to an increase in production costs of $8.0 million in Q1 2019. The reduction in the NRV adjustments quarter-on-quarter was predominantly due to the improvement in overall grade of stockpile inventory, as well as an increase in the forecasted realized gold prices from a year ago. These factors were partly offset by higher royalty expense arising from improvement in the gold price during Q1 2020 compared to Q1 2019 and an increase in gold ounces sold.

Relative to Q4 2019, total cash costs per ounce1 were lower in Q1 2020, decreasing by 22% from $863 to $676.  The reduction in total cash costs per ounce1 and AISC from Q4 2019 was primarily due to a reduction in previously recognized NRV adjustments on stockpiled inventory as the overall quality of the stockpile improved during the period as Nkran Cut 2 yielded higher tonnes and grades. The AGM recognized a $7.7 million reduction to production costs ($113/oz decrease) associated with NRV adjustments to stockpile inventory; whereas, in Q4 2019, the AGM recognized $0.6 million reduction in production costs ($9/oz decrease) associated with NRV adjustments to stockpile inventory. Additionally, the JV incurred a one-time mining contractor backpay charge in Q4 2019 which increased total cash costs per ounce during that period. These factors were partly offset by the impact of a decrease in the amount of stripping costs that was deferred during Q1 2020 relative to Q4 2019 (due to the Cut 2 pushback at Nkran being completed in Q4 2019) and thus more operational waste mining costs were included in total cash costs per ounce1 during Q1 2020.

For the three months ended March 31, 2020, AlSC1 for the AGM amounted to $805/oz, compared to AISC1 of $1,123/oz for the three months ended March 31, 2019. The decrease in AlSC1 from Q1 2019 to Q1 2020 was predominantly due to the previously described lower total cash costs per ounce1 (decrease of $267/oz), a $41/oz decrease in deferred stripping costs, and the impact of higher gold sales volumes which had the effect of decreasing fixed costs on a per unit basis.

Relative to Q4 2019, AlSC1 for Q1 2020 decreased from $969/oz to $805/oz, a decrease of 17%. Total cash costs per ounce1 were $187/oz lower in Q1 2020, while capitalized stripping costs (decrease of $38/oz) reduced in Q1 2020 which were partly offset by an increase in mining contractor lease payments (increase of $63/oz) due to timing differences in the settlement of contractor payables.

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1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

For the three months ended March 31, 2020, the AGM incurred non-sustaining capital and exploration expenditures of $5.2 million, compared to $5.2 million during the comparative period in 2019. Non-sustaining expenditures during Q1 2020 related primarily to $1.7 million of exploration expense predominately associated with mineral rights fee accruals, as well as $3.5 million of development capital, which included costs associated with the resettlement of the Tetrem village near Esaase.

3.2 Selected financial results of the AGM

The following tables present excerpts of the financial results of the JV for the three months ended March 31, 2020 and 2019. These results are presented on a 100% basis. For a complete income statement of the JV, refer to note 6 of the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019.

Three months ended March 31, 2020 and 2019

	Three months ended March 31,
	2020	2019
(in thousands of US dollars)	$	$

Revenue	104,774	67,015

Cost of sales:
Production costs	(41,204)	(51,963)
Depreciation and depletion	(9,951)	(23,507)
Royalties	(5,239)	(3,462)
Income from mine operations	48,380	(11,917)

Exploration and evaluation expenditures	(1,685)	(539)
Finance expense	(547)	(749)

Net income (loss) after tax for the period	45,647	(14,116)

Average realized price per gold ounce sold ($)	1,542	1,292
Average London PM fix ($)	1,580	1,304
All -in sustaining costs ($ per gold ounce)[1]	805	1,123
All -in sustaining margin ($ per gold ounce)[1]	737	169
All -in sustaining margin ($'000)[1]	49,983	9,028

Revenue

During Q1 2020, the AGM sold 67,820 ounces of gold at an average realized gold price of $1,542/oz for total revenue of $104.8 million (including $0.2 million of by-product revenue). During Q1 2019, the AGM sold 53,421 ounces of gold at an average realized gold price of $1,292/oz for total revenue of $67.0 million (including $0.2 million of by-product revenue and net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to MPP&E. The increase in revenues quarter-on-quarter was therefore a function of the 27% higher sales volumes in Q1 2020, while revenue also benefitted from a 19% improvement in average realized gold prices.

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1 See "8. Non-GAAP measures"

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of March 31, 2020, 907,193 ounces have been delivered to Red Kite under the offtake agreement (December 31, 2019 - 839,373 ounces).

Production costs and royalties

During Q1 2020, the AGM incurred production costs of $41.2 million, compared to $52.0 million in Q1 2019. Production costs were lower in Q1 2020 due to lower total cash costs per ounce1, partly offset by higher sales volumes in Q1 2020. Additionally, in Q1 2019, the JV recorded an accrual for a one-time mining contractor services agreement termination fee as part of its production cost for that period.

Production costs for the three months ended March 31, 2020 were reported net of stripping costs of $2.9 million (three months ended March 31, 2019 - $2.9 million). Stripping costs are deferred to mineral properties in accordance with the AGM's accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM's Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $5.2 million for the three months ended March 31, 2020 (three months ended March 31, 2019 - $3.5 million). Royalty expense was higher during Q1 2020 due to higher earned revenues.

Depletion and depreciation

Depreciation and depletion expense for Q1 2020 amounted to $19.7 million (including $10.9 million of depletion associated with previously capitalized deferred stripping cost) as a result of 1.91Mt of ore mined during the quarter. Of this total depreciation and depletion expense, $9.7 million was allocated to the cost of inventories). This compares to depreciation and depletion of $23.5 million for Q1 2019 (including $10.3 million of depletion associated with previously capitalized deferred stripping costs) due to 1.51Mt of ore mined during the comparative period. Of the comparative depreciation and depletion amount, $3.7 million was allocated to the cost of inventories. Depreciation and depletion expense decreased from Q1 2019 to Q1 2020 due to the recording of a $289.6 million impairment as at December 31, 2019 (associated with the AGM's Life of Mine plan update), of which $260.4 million was allocated to MPP&E and had the effect of reducing the depreciable asset cost base. This was partly offset by a reduction in the global gold mineral reserves of the AGM (associated with the 2020 LOM Plan), resulting in the total gold mineral reserves over which the MPP&E asset cost base is depreciated to decrease (increase depreciation expense). During the three months ended March 31, 2020, the AGM recorded a reversal of previously recognized net realizable value adjustments on the carrying value of stockpile inventory, of which $8.6 million was credited against depreciation expense. In comparison, a downward net realizable value adjustment was recorded in Q1 2019, of which $5.3 million was debited to depreciation expense.

Exploration and evaluation expenditures

During Q1 2020, the AGM incurred $1.7 million on exploration and evaluation ("E&E") expenditures compared to $0.5 million in Q1 2019. The increase in E&E expense was primarily related to incremental accruals for annual mineral rights fees.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Finance expense

The following is a summary of finance expenses incurred by the AGM JV during the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
(in thousands of US dollars)	2020	2019
Interest on lease liabilities	(295)	(516)
Accretion charges on asset retirement provisions	(136)	(218)
Fees associated with revolving credit facility	(90)	-
Other	(26)	(15)
Total finance expense	(547)	(749)

Finance expense in Q1 2020 decreased by $0.2 million compared to Q1 2019 due to a decrease in interest expense on IFRS 16 mining contractor lease liabilities resulting from the termination of a mining contractor service agreement in Q1 2019 ($0.2 million decrease) and a decrease in accretion expense on the AGM's reclamation provision liability ($0.1 million decrease). This was partly offset by a $0.1 million increase in standby charges associated with the AGM's RCF.

3.3 Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
AGM 100% Basis (in thousands of US dollars)	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	56,518	10,465
Operating activities	36,970	8,820
Investing activities	(5,303)	(9,885)
Financing activities	(19,781)	(4,136)
Impact of foreign exchange on cash and cash equivalents	(85)	(122)
Increase in cash and cash equivalents during the period	11,801	(5,323)
Cash and cash equivalents, beginning of period	43,758	21,648
Cash and cash equivalents, end of period	55,559	16,325

Cash flows from operating activities

During Q1 2020, the AGM generated cash flows from operations of $37.0 million, comprising cash inflows before working capital changes of $56.5 million and outflows from non-cash working capital changes of $19.5 million. Cash outflows of $19.5 million from non-cash working capital changes were primarily the result of a $13.5 million increase in inventories, $6.5 million increase in receivables and VAT receivable and $5.4 million increase in prepaid expenses and deposits. The increase in VAT receivables was partly due to delays in processing of VAT refunds by the Government of Ghana amidst lockdowns instituted in response to the COVID-19 pandemic. These factors were partly offset by a $5.8 million increase in accounts payable and accrued liabilities.

The increase in operating cash flows in Q1 2020 compared to Q1 2019 was primarily a result of higher mine operating earnings (excluding depreciation expense), offset by a change in non-cash working capital relating to an increase in inventories and prepaid expenses (associated with securing 6-months' supply of the JV's critical consumables).

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Cash used in investing activities

During Q1 2020, the AGM invested $5.4 million in additions to MPP&E. The total cash expenditure on MPP&E during the quarter included $0.9 million relating to the capitalization of deferred stripping costs ($2.9 million in deferred stripping additions less a $2.0 million increase in payables relating to stripping costs), $1.0 million in sustaining capital and $3.5 million in development capital. Sustaining capital related primarily to raising the height of the tailings storage facility, while development capital related primarily to the Tetrem village relocation near Esaase.

The decrease in cash flows invested in MPP&E from Q1 2019 to Q1 2020 was primarily due to lower capitalized stripping costs as the western portion of the Cut 2 pushback at Nkran began in Q1 2019 (and completed in Q4 2019) and a reduction in development capital as Q1 2019 included development costs related to establishing the Esaase mining project, construction of the Esaase haul road connecting the Esaase deposit to the processing plant and the installation and commissioning of a secondary crushing circuit.

Cash used in financing activities

During the three months ended March 31, 2020, $19.8 million of cash used in financing activities related primarily to distributions totaling $45.0 million to the JV partners ($22.5 million distributed to each JV partner), which was partly offset by the drawdown of $30.0 million on the RCF. During the quarter, the joint venture undertook the proactive step to drawdown the RCF in light of the current economic uncertainty surrounding the COVID-19 pandemic. While the JV's healthy liquidity position did not necessitate the utilization of the credit facility, the Company determined that this was a prudent step to take to further strengthen the robust financial position during these uncertain times. The JV expects to repay the RCF in full within twelve months of the balance sheet date. Financing activities also included $4.7 million in cash outflows relating to the JV's mining contractors which are required to be presented within financing activities as principal and interest payments associated with leases contained within the JV's mining contractor services agreements (three months ended March 31, 2019 - $4.1 million). Note that as of March 31, 2020, there were $2.8 million in payables relating to the JV's aforementioned mining contractors (December 31, 2019 - $3.7 million).

The increase in cash flows used in financing activities from Q1 2019 to Q1 2020 related to the aforementioned preferred share distributions to the JV partners, partly offset by the $30.0 million drawdown on the JV's debt facility.

Liquidity position

As at March 31, 2020, the JV held cash and cash equivalents of $55.6 million, $9.6 million in receivables from gold sales and $0.5 million in gold on hand (December 31, 2019 - $43.8 million in cash and cash equivalents ($3.0 million of which was restricted in favour of a gold hedging counterparty and released on January 3, 2020), $9.1 million in receivables from gold sales and $2.8 million in gold on hand).

In October 2019, the JV entered into a $30.0 million RCF with Rand Merchant Bank ("RMB"). The term of the RCF is three years, maturing in September 2022 and bears interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8%, depending on security granted to RMB. Commitment fees in respect of the undrawn portion of the RCF are on a similar sliding scale of between 1.40% and 1.33%.  As at March 31, 2020, the balance drawn under the RCF was $30.0 million (December 31, 2019 - $nil). The JV expects to repay the RCF in full within twelve months of the balance sheet date.

The Company does not control the funds of the JV. The liquidity of the Company is further discussed in section "7. Liquidity and capital resources."

3.4 Development and exploration update

The following discussion relates to the AGM's current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV's land package.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

a) Updated Life of Mine Plan

On March 17, 2020, the Company filed the 2020 LOM Plan. The plan complies with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and was dated February 15, 2020, with an effective date of December 31, 2019. Readers should refer to the 2020 LOM Plan, the full text of which is filed on the Company's SEDAR profile at www.sedar.com, for all of the relevant technical information associated with the 2020 LOM Plan, including data verification and mineral resource and reserve disclosures, and associated cautionary statements.

The 2020 LOM Plan estimated future gold production of 2.1 million ounces of gold over an expected ten-year mine life at projected all-in sustaining costs ("AISC")1 of $1,135/oz. Mining operations at the open pit deposits that make up the AGM (Esaase, Nkran, Akwasiso, Abore, Asuadai and Adubiaso) are planned for the next eight years, followed by a projected additional two years of processing run-of-mine stockpiles.

Development capital expenditure over the life of mine is expected to be $105 million, including $25 million for the Tetrem village relocation which is currently underway.

The updated Mineral Resource Estimate ("MRE") is reported for the six deposits that make up the AGM, replacing the previous NI 43-101 report dated June 5, 2017. CSA Global (UK) Ltd ("CSA Global") compiled the updated MRE's for the Nkran, Esaase and Akwasiso deposits. The Updated MRE's for the Abore, Adubiaso and Asuadai deposits were compiled by the JV under supervision of the CSA Global qualified person ("QP").

The MRE's are reported in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, "the CIM Standards on Mineral Resources and Reserves - Definitions and Guidelines" dated 10 May 2014 ("CIM 2014").

Mineral Resource Estimate as at December 31, 2019 (100%)

	Measured			Indicated			Measured & Indicated Total			Inferred
Deposit	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au grade (g/t)	Au Contained (koz)
Nkran				8.5	2.14	586	8.5	2.14	586	-	-	-
Esaase				43.2	1.69	2,348	43.2	1.69	2,348	5.4	1.54	269
Akwasiso				2.8	1.82	165	2.8	1.82	165	0.4	2.16	29
Abore				4.7	1.46	221	4.7	1.46	221	0.9	1.69	48
Asuadai				1.3	1.32	55	1.3	1.32	55	0.0	1.24	2
Adubiaso				1.2	1.88	71	1.2	1.88	71	0.2	1.43	9
Stockpiles	2.3	0.76	57				2.3	0.76	57
Total	2.3	0.76	57	61.7	1.74	3,447	64.1	1.70	3,504	7.0	1.59	357

Notes:

  Estimated Mineral Resources are reported at a cut-off grade of 0.5 g/t gold and assuming a gold price of US$1,500/oz.
  Figures are rounded to the appropriate level of precision for the reporting of Mineral Resources.
  Due to rounding, some columns or rows may not compute as shown.
  Estimated Mineral Resources are stated as in situ dry metric tonnes.
  Estimated Mineral Resources are reported inclusive of Estimated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues including but not limited to those noted under Cautionary Note Regarding Forward-Looking Statements.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
  The Nkran, Esaase and Akwasiso MREs have been prepared by CSA Global who are independent of the JV. The Abore, Asuadai and Adubiaso MREs have been prepared by the JV and reviewed and accepted by CSA Global.

The Mineral Reserve Estimate ("MRev") per the 2020 LOM Plan was prepared by CSA Global using CIM 2014 classification standards.

The MRev is inclusive and derived from the mineral resource block models and estimates and are based on the estimated measured & indicated mineral resources that have been identified as being potentially economically extractable and which incorporate expected mining losses and the addition of expected waste dilution.

Mineral Reserve Estimate as at December 31, 2019

Deposit	Proven			Probable			Proven and Probable Total
	Tonnes (Mt)	Au Grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Contained (koz)	Tonnes (Mt)	Au Grade (g/t)	Au Contained (koz)
Nkran				10.9	1.64	577	10.9	1.64	577
Esaase Main				29.1	1.33	1,245	29.1	1.33	1,245
Esaase South				4.5	1.44	210	4.5	1.44	210
Akwasiso				1.9	1.43	87	1.9	1.43	87
Abore				2.8	1.42	127	2.8	1.42	127
Adubiaso				0.8	1.51	38	0.8	1.51	38
Asuadai				1.0	1.12	37	1.0	1.12	37
Stockpiles	2.3	0.76	57				2.3	0.76	57
Total	2.3	0.76	57	51.1	1.41	2,320	53.4	1.38	2,377

Notes:

  Estimated Mineral Reserves are reported assuming a gold price of US$1,300/oz.
  Estimated Mineral Reserves are defined within pit designs guided by pit shells derived from Whittle Four-X™ software (Whittle).
  Estimated Mineral Reserves are reported based on the maximum of: (a) the calculated marginal cut-off grades for each of the pits ranging between (0.38 - 0.71) g/t gold, and (b) 0.50 g/t gold.
  Figures are rounded to the appropriate level of precision for the reporting of Mineral Reserves. Due to rounding, some columns or rows may not compute as shown.
  Estimated Mineral Reserves are stated as in situ dry metric tonnes.
  The mine plan underpinning the estimated Mineral Reserves has been prepared by Snowden and reviewed and accepted by CSA Global. Both Snowden and CSA Global are independent of the AGM and the Company.
  No Mineral Reserves have been estimated using estimated Inferred Mineral Resources.The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues including but not limited to those noted under Cautionary Note Regarding Forward-Looking Statements.

b) Development of the Esaase Deposit

Mining which was restricted to day-shift only in Q1 2020 commenced night shift mining on April 13, 2020. Esaase material is being trucked to the processing plant at Obotan using 30-tonne road trucks. Esaase oxide ore currently makes up approximately 40% of the mill feed.

During the quarter, work associated with the resettlement of the Tetrem village continued and the relocation project is expected to be handed over to the community by Q4 2020 and completed by Q1 2021.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

c) Production Geology

During Q1 2020, mining geology continued to focus on the in-pit mining operations and involved detailed bench mapping, intensive grade control drilling and subsequent grade control modelling. Grade control drilling for Obotan activities in Q1 2020 recorded a total of 16,524m from 752 holes using two reverse circulation ("RC") rigs yielding 12,917 samples for analysis. Most of these were derived from the Nkran pit and some from the newly commissioned Akwasiso pit.

RC drilling for the Esaase operation was focused in the South Pit and included 44,693m from 1,859 holes yielding 25,041 samples for analysis. All geological related activities have been implemented within this new pit, with particular emphasis on structural mapping. The mineralization characteristics are complex and associated with quartz vein arrays in relation to regional structures.

The Esaase South sterilization program commenced in March 2020. The current mine plan for Esaase places a waste dump on the south-western extension of the Esaase South deposit. The recent ground geophysics shows an extension of the induced polarization signature in this direction, although with a reduced tenor. The objective of this program is to drill test the area for sterilization purposes to ensure a waste dump is not placed on a mineralized zone. The scope of work consisted of drilling 6 holes for a total of 1,250 meters (750m RC and 530m diamond drilling ("DD")).

Furthermore, the JV undertook a structural and stratigraphic relogging program for Esaase. This exercise is aimed at collecting lithology and structural data for use in updating the Esaase geological model. Detailed information such as stratigraphy, vein density, vein orientation by lithology, fold plunges and faults is being collected for use in the lithological, grade and structural model updates.

The reconciliation variation between the mined outputs and the original reserve estimations remains a high priority and a number of workstreams are in progress to improve the geological understanding of the gold distribution within the Esaase pit.

Validation and continuous improvement of the resource, reserve and grade control modelling remains a high priority of the technical team and will continue into Q2 2020.

d) Exploration

The JV holds a large land package of 21,300 hectares on the Asankragwa Gold Belt. A new exploration strategy has been developed for 2020, in collaboration with the JV partner. The three main focus objectives remain:

i) Near term - to replace depletion from mining activity in 2020 and 2021.

ii) Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior economics (return on invested capital) to Cut 3 at Nkran.

iii) To advance exploration targets with +1 million ounce potential to be in production by 2027 to replace Esaase.

Initial Drilling Programs

An initial drill program targeted at replacing depletion and improving the five-year business plan has been initiated with five drill rigs planning to drill approximately 36,000 meters of DD and RC drilling during Q2 2020 and Q3 2020. Nine high priority targets will be tested including the highly prospective Miradani-Tontokrom trend on the Company's South Camp mining concessions as well as the recently acquired Central West Camp concessions (located immediately adjacent to the Company's Obotan Mining Camp and the 5.4 million tonne per annum processing plant).

Near Term: Replacing Depletion 2021 - 2022

Five advanced targets have been identified with potential to replace depletion in 2020-2021 and these will be drilled in Q2 and Q3 2020 in order to allow results to be included into the AGM's planned annual mineral reserve update as at December 31, 2020.  The initial drill program consists of a planned 18,250 meters targeted at replacing depletion, split approximately one-third DD and two-thirds RC.

  Nkran South - located 1.3km south of the Nkran pit, previously mined, targeting extensions to mineralization identified in soil and Versatile Time Domain Electromagnetic geochemistry anomalies. The JV has planned 3,000 meters of RC drilling.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

  Akwasiso - located 5km north east of the processing plant, currently being mined, targeting extensions of the ore body to the north and south as well as upgrading of inferred resources. The JV has planned 4,600m of RC and DD.

  Abore - located 13km north of the processing plant on the Esaase haul road, current reserves planned for mining in 2021, targeting upgrading of inferred resources and extensions to the ore body to the north and south. The JV has planned 5,190 meters of RC and DD.

  Midras South - located 5km south west of the processing plant, previously explored in 2015 and 2017 with no stated resources, targeting definition of the ore body as well as extensions to the south and at depth. The JV has planned 4,180m of RC and DD.

  Adubiaso - located 5km north west of the processing plant, previously mined, targeting upgrading of inferred resources. The JV has planned 1,250m of RC and DD.

Currently, drilling is underway at Nkran South and Akwasiso with two operating drill rigs. A third drill rig has arrived on site and will be commencing drilling at Abore imminently. Two further drill rigs are expected to arrive in May and begin drilling on prepared drill pads.

Medium Term: Business Plan Improvement 2023 - 2026

Four of the nine high-priority targets that are in close proximity to the processing plant, and are believed by management to be capable of being augmented into the mine plan from 2023, will be drill tested in the initial program of approximately 18,000 meters of DD and RC drilling:

  Miradani Central – the target located along trend and approximately 2km south-west of Tontokrom, previous trenching indicated multiple wide zones of mineralization. An initial drill program of 2,400 meters is planned.

  Kaniago West – the target is located 6km north-west of the processing plant and a 5,000m drill program was completed by previous operator. The current program will be targeting resource definition of the target with extensions along strike and at depth. A drill program of 4,100 meters of RC and DD is planned.

  Mepease – the target is located 8km south-west of the processing plant and forms part of the newly-acquired Central West concessions. Mepease hosts a cluster of targets with a 10,000m drill program underway by the current operator. The drill program plan is to continue with 8,000 meters of RC and DD.

  Tontokrom – this target is located 10km south-west of the processing plant and was drilled in 2019 with no stated resources. Prior small-scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike. A 3,600 meter drill program is planned in order to infill previous drilling and aims to define an initial resource once an ongoing boundary dispute is resolved with a local small-scale leaseholder which introduced access challenges to certain portions of the concession.

This initial program on the four target areas is expected to be complete by August 2020.  Additional drilling programs for Q3 and Q4 2020 will be designed based on the outcomes of the initial program.

Longer-term: Transformational Targets 2025-2028

In parallel to the short- and medium-term drilling programs, work will also advance on exploration targets with +1 million ounce potential to be in production by 2027 to replace Esaase. The current conceptual targets are on prospecting licenses and would require extensive work including soil sampling, ground geophysics and drilling.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

4. Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three months ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020	2019
(in thousands of US dollars, except per share amounts)	$	$

Share of net earnings (loss) related to joint venture	20,534	(6,352)
Service fee earned as operators of joint venture	1,222	1,126
General and administrative expenses	(2,674)	(2,805)
Income (loss) from operations and joint venture	19,082	(8,031)

Finance income	2,813	2,749
Finance expense	(11)	-
Foreign exchange loss	(78)	(32)
Net income (loss) and comprehensive income (loss) for the period	21,806	(5,314)

Income (loss) per share:
Basic	0.10	(0.02)
Diluted	0.10	(0.02)

Weighted average number of shares outstanding:
Basic	224,160,499	225,804,614
Diluted	224,272,373	225,804,614

Share of net earnings (loss) related to joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, the Company recognized its 45% proportionate share of the net earnings of the JV of $20.5 million for the three months ended March 31, 2020 (three months ended March 31, 2019 - share of net loss of $6.4 million).

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement ("JVA"), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.1 million (originally $6.0 million per annum, but adjusted annually for inflation). For the three months ended March 31, 2020, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.3 million).

During the three months ended March 31, 2019, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.4 million).

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

General and administrative expenses

G&A expenses for the three months ended March 31, 2020 and 2019 comprised:

	Three months ended March 31,
	2020	2019
(in thousands of US dollars)	$	$
Wages, benefits and consulting	1,732	1,968
Office, rent and administration	162	262
Professional and legal	126	19
Share-based payments	245	267
Travel, marketing, investor relations and regulatory	367	275
Depreciation and other	42	14
Total G&A expense	2,674	2,805

G&A expenses in Q1 2020 were $0.1 million lower than Q1 2019 primarily due to a $0.2 million reduction in wages, benefits and consulting resulting from lower payroll costs due to the restructuring of the executive management team (which occurred in Q3 2019) and $0.1 million reduction in administrative costs. This was partially offset by an increase in legal and professional fees relating to the Company's 2020 Annual General and Special Meeting of shareholders ($0.1 million increase) and marketing and investor relation costs ($0.1 million increase).

Finance income

Finance income includes changes in the fair value of the Company's preferred share investment in the JV (no fixed redemption date) and interest earned on cash balances. For the three months ended March 31, 2020, the Company recognized a positive fair value adjustment of $2.6 million on changes in the fair value of the Company's preferred share investment in the JV .

During the three months ended March 31, 2019, the Company recognized $2.6 million of finance income which was primarily related to changes in carrying values of the Company's preferred share investments in the JV.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

5. Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share and adjusted basic and diluted income (loss) per share1, the totals in the following table are presented in thousands of US dollars.

	2020	2019				2018
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	30,665	66,823
Total cost of sales	-	-	-	-	-	-	(33,373)	(50,740)
Income (loss) from mine operations	-	-	-	-	-	-	(2,708)	16,083
Share of net earnings (loss) related to joint venture	20,534	-	(126,047)	6,135	(6,352)	(1,306)	256	-
Service fee earned as operators of joint venture	1,222	1,223	1,488	1,126	1,126	1,117	775	-
Exploration and evaluation expenditures	-	-	-	-	-	-	(419)	(1,789)
General and administrative expenses	(2,674)	(2,368)	(3,199)	(3,456)	(2,805)	(3,200)	(2,904)	(3,246)
Income (loss) from operations and joint venture	19,082	(1,145)	(127,758)	3,805	(8,031)	(3,389)	(5,000)	11,048
Recovery (loss) due to loss of control of subsidiaries	-	-	-	-	-	-	1,293	(144,554)

Other income (expenses)	2,724	(20,060)	(19,758)	2,302	2,717	2,514	2,603	(5,128)
Income tax (expense) recovery	-	-	-	-	-	8	(121)	(3,277)
Net income (loss) for the period	21,806	(21,205)	(147,516)	6,107	(5,314)	(867)	(1,225)	(141,911)
Basic and diluted income (loss) per share	$0.10	($0.09)	($0.65)	$0.03	($0.02)	$0.00	($0.00)	($0.63)
Adjusted net income (loss) for the period attributable to common shareholders [1]	21,806	941	793	6,107	(5,314)	(867)	(1,640)	2,287

Adjusted basic and diluted income (loss) per share attributable to common shareholders [1]	$0.10	$0.00	$0.00	$0.03	($0.02)	$0.00	($0.01)	$0.01

Since the commencement of commercial production at the Asanko Gold Mine effective April 1, 2016, and specifically from Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in comparable revenues and income from mine operations, until the Company completed the JV Transaction effective July 31, 2018, concurrent with which the Company commenced equity accounting for its interest in the AGM.

Commencing in Q3 2018, the Company has been recognizing its 45% interest in the net income after tax of the JV for each quarter.

For periods prior to Q3 2018, other income (expense) included interest expense on the Company's long-term debt (which was settled in July 2018). In Q3 and Q4 2018, as well as Q1 and Q2 2019, other income included fair value adjustments on the Company's preferred share investments in the JV.

The Company also recognized a $143.3 million loss on loss of control of its former Ghanaian subsidiaries, as part of the JV Transaction, in 2018.

In Q3 2019, the Company recognized an impairment on its equity investment in the AGM JV totaling $128.3 million which was presented as part of the Company's share of the net loss related to the joint venture. Additionally, in Q3 2019, the Company recognized a $20.0 million downward fair value adjustment on its preferred share investment in the JV which was presented as finance expense.

In Q4 2019, the Company recognized a $20.1 million downward fair value adjustment on its preferred share investment in the JV resulting from the finalization of its work over the AGM LOM plan which was presented as finance expense.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

6. Outlook

COVID-19 Update and Response

Amid the current COVID-19 global pandemic, the Company and the JV have taken precautionary measures to ensure the health and safety of its employees, contractors and local communities in which the AGM operates.  The following is a general update on the operations of the Company and the AGM:

  To date there are no known or presumptive cases of COVID-19 with employees of Galiano or at the AGM;

  The Vancouver, Johannesburg and Accra offices are observing local regulations;

  The AGM continues to operate with strict hygiene, monitoring and social distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines;

  The AGM has secured eight to nine months' supply of key reagents, consumables and critical spares and three months' supply of diesel; and

  The AGM's primary refiner continues to receive shipments and refine gold doré from the AGM.

At the AGM, screening, monitoring, site access restrictions, hygiene and social distancing protocols have been in place for several weeks due to the outbreak of COVID-19. The Company is operating in accordance with the Ghanaian Ministry of Health Guidelines. On March 22, 2020, Ghana closed all borders for travel by all persons and on March 27, 2020 announced restricted movements of people within the major centers of Accra and Kumasi. Mining, power supply and fuel supply operators were exempted from the lockdown and operations are continuing at the AGM. The AGM's key operational personnel are all currently at the mine site, living in the accommodations camp, and will remain onsite until travel and personal movement restrictions are removed. The AGM is predominantly staffed with local Ghanaians who continue to operate on their scheduled work rosters.

Goods and supplies continue to flow through the Ghanaian border and the AGM has secured eight to nine months' supply of key reagents, consumables and critical spares with the exception of diesel fuel for which the AGM has paid for and secured three months' of supply. The Company's supply chain management working group is monitoring the situation closely and working with key suppliers and its joint venture partner to maintain the AGM's current inventory levels for the foreseeable future.

The Company has been advised by the AGM's primary refiner in South Africa that it will be open for deposits and continue to operate with a reduced workforce during the 21-day lockdown in South Africa which started at midnight on March 26, 2020. During April 2020, the lockdown was extended; however, the AGM's primary refiner continues to operate with a reduced workforce.

At this time, the AGM is on track to deliver its 2020 production and cost guidance as described below. Further updates will be provided in the event there is a material change at the AGM operations.

2020 Guidance for the Asanko Gold Mine (100% basis)

In 2020, the AGM is targeting 225,000 to 245,000 ounces of gold production at AISC1 of $1,000 to $1,100/oz. AISC includes budgeted sustaining capital expenditures of $11 million (spend to date: $1.9 million), primarily for a planned tailings storage facility lift of $7 million. AISC1 is expected to increase during the remainder of the year as a result of the expected increase in sustaining capital.

The mine plan for the balance of 2020 will aim to source ore primarily from Esaase, while the development of the Akwasiso pit recommenced in Q1 2020 and is expected to contribute approximately 30% of the planned ore tonnes for the year. These ore sources will be augmented where necessary with run-of-mine stockpile material.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Development capital is forecast at $24 million (spend to date: $3.5 million), primarily for the Tetrem village relocation. In addition, $10 million is budgeted for exploration (spend to date: $1.7 million), mainly around the highly prospective Tontokrom - Miradani - Fromenda mineralized trend.

2020 Guidance	FY 2019 (Actual)	FY 2020 (Forecast)	Q1 2020 (Actual)
Gold production (oz)	251,044	225,000 - 245,000	66,333
AISC[1] ($/oz)	1,112	1,000 - 1,100	805

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company's strategic plans, as well as those of the JV in accordance with the JV agreement. The Company shares control of the JV and aims to manage the JV in such a manner as to generate positive cash flows from the AGM's operating activities in order to fund its operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are as follows.  Note that the March 31, 2020 and December 31, 2019 balances below, unless otherwise noted, do not include any assets and liabilities of the JV.

	March 31, 2020	December 31, 2019
(in thousands of US dollars, except outstanding shares and options)	$	$

Cash and cash equivalents	50,597	31,109
Other current assets	3,546	4,691
Non-current assets	109,372	108,704
Total assets	163,515	144,504

Current liabilities	1,565	2,317
Non-current liabilities	1,015	930
Total liabilities	2,580	3,247

Working capital	52,578	33,483

Total equity	160,935	141,257

Total common shares outstanding	222,667,401	225,098,810
Total options outstanding	12,311,737	12,568,362

Key financial ratios

Current ratio	34.60	15.45
Total liabilities -to-equity	0.02	0.02

 The Company held cash and cash equivalents of $50.6 million and $3.1 million in receivables as at March 31, 2020.

Subsequent to the JV Transaction, other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by the AGM are no longer within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. Further information regarding the definition of "Distributable Cash" is included in section "8.3 EBITDA and Adjusted EBITDA". However, given the Company's cash balance and ongoing service fee receipts from the JV, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see "Commitments" below) during the next 24 months.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Normal course issuer bid

On November 12, 2019, the Company received approval from the TSX to commence the NCIB on November 15, 2019 to purchase up to 11,310,386 common shares, representing 5% of the Company's issued and outstanding common shares on that date. Purchases pursuant to the NCIB are being made on the open market through the facilities of the TSX and NYSE.

All common shares purchased by the Company under the NCIB are purchased at the market price at the time of acquisition in accordance with the rules and policies of the TSX and NYSE and applicable securities laws. All common shares acquired by the Company under the NCIB are cancelled and purchases will continue to be funded out of the Company' working capital. Although the Company has a present intention to acquire its common shares pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time in accordance with applicable securities laws. The NCIB will terminate on November 14, 2020, or earlier if the maximum number of shares under the NCIB have been purchased. The Company reserves the right to terminate the NCIB earlier in accordance with applicable securities laws if it feels it is appropriate to do so.

In accordance with the rules of the TSX, the maximum daily purchases on the TSX under the NCIB will be 33,499 common shares, which is 25% of the average daily trading volume for the Company's common shares on the TSX for the six months ended October 31, 2019. In addition, maximum daily purchases under the NCIB on the NYSE will be subject to Rule 10b-18 which specifies that daily purchases may not exceed 25% of average daily trading volume for the four weeks preceding such trading date. These maximum daily limits will apply to purchases on the respective markets, except where such purchases are made in accordance with "block purchase" exemptions under applicable TSX and NYSE policies.

During the three months ended March 31, 2020, the Company repurchased and cancelled a total of 2,431,409 common shares under the NCIB program for $2.0 million (average acquisition price of $0.83 per share). Since inception of the NCIB in Q3 2019, the Company has repurchased and cancelled a total of 3,540,329 common shares for $3.0 million (average acquisition price of $0.84 per share).

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.02 as at March 31, 2020.

Commitments

The following table summarizes the Company's contractual obligations as at March 31, 2020 and December 31, 2019. Note the following table excludes commitments and liabilities of the JV for both years presented.

					Total	Total
(in thousands of US dollars)	Within 1 year	2 - 3 years	4 -5 years	Over 5 years	March 31, 2020	December 31, 2019
Accounts payable and accrued liabilities	1,488	-	-	-	1,488	1,649
Long-term incentive plan (cash-settled awards)	177	516	-	-	693	1,001
Corporate office leases	158	172	184	52	566	823
Total	1,823	688	184	52	2,747	3,473

In addition to the above commitments, the Company has provided various parent company guarantees related to the unfunded portion of the AGM's reclamation bonds in the amount of $6.8 million.

During Q3 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Upon obtaining the contractual right to use the new office space, the Company recognized a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million. Obligations under the corporate office space lease agreement have been included in the table above.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
(in thousands of US dollars)	2020	2019
Cash provided by (used in):
Operating cash flows before working capital changes	(1,184)	(1,440)
Operating activities	(845)	(1,575)
Investing activities	22,530	38
Financing activities	(2,046)	-
Impact of foreign exchange on cash and cash equivalents	(151)	2
Increase (decrease) in cash and cash equivalents during the period	19,488	(1,535)
Cash and cash equivalents, beginning of period	31,109	10,358
Cash and cash equivalents, end of period	50,597	8,823

Cash provided by operating activities

During Q1 2020, the Company utilized cash flows in operations of $0.8 million, net of cash inflows in working capital of $0.3 million (Q1 2019 - utilized cash flows in operations of $1.6 million, net of cash outflows in working capital of $0.1 million). In Q1 2020, cash inflows of $0.3 million from non-cash working capital were primarily the result of a $1.5 million decrease in receivables, partly offset by a $1.1 million decrease in accounts payable and accruals and a $0.1 million increase in prepaid expenses.

Cash from (used in) investing activities

During the three months ended March 31, 2020, the Company generated cash of $22.5 million through investing activities, as the JV continued to distribute cash to the JV partners in the form of preference share redemptions.

Cash used in financing activities

During the three months ended March 31, 2020, $2.0 million was used in financing activities, compared to the same period in 2019 where $nil was used in financing activities.

During the three months ended March 31, 2020, cash used in financing activities of $2.0 million related to share repurchases under the Company's NCIB and lease payments on corporate office space.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

8. Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure) as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020	2019
(in thousands of US dollars, except per ounce amounts)	$	$
Total production costs [4]	41,032	47,205
Share-based payment expense included in production costs	(199)	(63)
By-product revenue	(213)	(218)
Total operating cash costs	40,620	46,924
Royalties and production taxes	5,239	3,462
Total cash costs	45,859	50,386
Gold ounces sold	67,820	53,421
Operating cash costs per gold ounce sold ($/ounce)	599	878
Total cash costs per gold ounce sold ($/ounce)	676	943

4 For the three months ended March 31, 2019, total production costs exclude a provision for a one-time contract termination fee.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of many of the world's leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of "all-in sustaining costs per gold ounce" in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of "all-in sustaining costs per gold ounce", which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV's performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measure), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020	2019
(in thousands of US dollars except per ounce amounts)	$	$
Total cash costs (as reconciled above)	45,859	50,386
General and administrative expenses - JV	1,760	1,402
Sustaining capital expenditures	939	433
Sustaining capitalized stripping costs	932	2,920
Reclamation cost accretion	136	218
Sustaining lease payments	4,692	4,136
Interest on lease liabilities	295	516
All-in sustaining cost	54,613	60,011
Gold ounces sold	67,820	53,421
All-in sustaining cost per gold ounce sold ($/ounce) - JV	805	1,123
Average realized price per gold ounce sold ($/ounce)	1,542	1,292
All-in sustaining margin ($/ounce)	737	169
All-in sustaining margin	49,983	9,028

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $0.2 million for the three months ended March 31, 2020 (three months ended March 31, 2019 - $16,000).

For the three months ended March 31, 2020, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.2 million which excludes non-cash share-based compensation expense of $0.2 million (three months ended March 31, 2019 - G&A expenses net of JV service fee of $1.4 million, less non-cash share-based compensation of $0.3 million). The Company's attributable gold ounces sold for the three months ended March 31, 2020 was 30,519 (three months ended March 31, 2019 - 24,039 ounces), resulting in additional all-in sustaining cost for the Company of $38/oz for the period, in addition to the AGM's all-in sustaining cost presented in the above table (three months ended March 31, 2019 - $58/oz).

All-in sustaining costs adjust "Total cash costs" for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation.  As such, sustaining costs exclude all expenditures at the AGM's 'new projects' and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM's decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM's results as disclosed in the unaudited condensed consolidated interim financial statements  of the Company for the three months ended March 31, 2020 and 2019.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020	2019
(in thousands of US dollars)	$	$
Investing cash flows of the AGM	5,303	9,885
Less:
Sustaining capitalized stripping costs	(932)	(2,920)
Non-sustaining capital expenditures	(5,361)	(4,705)
Change in AP related to capital expenditures not included in AISC	1,868	(1,889)
Interest income received	61	62
Total sustaining capital expenditures	939	433

The majority of the non-sustaining capital expenditures during Q1 2020 related to the relocation of a village near the Esaase deposit.

8.3 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company's own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and 2019. All adjustments are shown net of estimated income tax.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
	Three months ended March 31,
	2020	2019
(in thousands of US dollars )	$	$
Net income (loss) for the period	21,806	(5,314)
Add back:
Depreciation and depletion	42	14
Finance income	(2,813)	(2,749)
Finance expense	11	-
EBITDA for the period	19,046	(8,049)
Add back (deduct):
Non-cash share based compensation	245	267
Share of net (earnings) loss related to joint venture	(20,534)	6,352
Galiano's attributable interest in JV Adjusted EBITDA	23,126	2,674
Adjusted EBITDA for the period	21,883	1,244

The following table reconciles the JV's EBITDA and Adjusted EBITDA for the three months ended March 31, 2020 and 2019 to the results of the JV as disclosed in note 6 to the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020	2019
(in thousands of US dollars)	$	$
JV net income (loss) for the period	45,647	(14,116)
Add back:
JV depreciation and depletion	9,951	23,507
JV Finance income	(61)	(62)
JV Finance expense	547	749
JV EBITDA for the period	56,084	10,078
Add back (deduct):
JV Mining contractor lease payments (capitalized leases)	(4,692)	(4,136)
JV Adjusted EBITDA for the period	51,392	5,942
Galiano's attributable interest in JV Adjusted EBITDA for the period	23,126	2,674

While the above figure reflects an estimate of the Company's "attributable interest" in Adjusted EBITDA generated from the AGM, these funds are not within the Company's exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that "Distributable Cash" will be calculated and distributed quarterly, if available. "Distributable Cash" means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner holds 152.4 million preferred shares as at March 31, 2020, after redemptions paid by the JV in 2019 and Q1 2020) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

8.4 Free Cash Flow

The Company uses the financial measure Free Cash Flow, which is a non-GAAP financial measure, to supplement information in its condensed consolidated interim financial statements. Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free Cash Flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities on a 100% basis (the nearest GAAP measures), as presented in the notes to the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2020 and 2019.

	Three months ended March 31,
	2020	2019
(in thousands of US dollars )	$	$

Cash flows from operating activities before working capital changes	56,518	10,465
Net change in working capital	(19,548)	(1,645)
Cash flows from operating activtities	36,970	8,820

Less:
Cash flows used in investing activities	(5,303)	(9,885)
Mining contractor lease payments (capitalized leases)	(4,692)	(4,136)
Free Cash Flow for the period	26,975	(5,201)

9. Summary of outstanding share data

As of the date of this MD&A, there were 222,390,747 common shares of the Company issued and outstanding and 11,304,737 share purchase options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 233,695,484.

10.  Related party transactions

As at March 31, 2020, the Company's related parties are its subsidiaries and the JV, its JV partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three months ended March 31, 2020, all related party transactions were in the normal course of business including compensation payments to key management personnel.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

As at March 31, 2020, the Company had a $2.8 million receivable owing from the JV in relation to the Company's service fee earned for being the operator of the JV (December 31, 2019 - $4.2 million).

11.  Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the unaudited condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company's significant accounting judgments and estimates are presented in note 5 of the audited annual consolidated financial statements for the year ended December 31, 2019 and have been consistently applied in the preparation of the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019. Additionally, there were no new judgments and estimates applied in preparing the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2020.

The Company considered the impact of the COVID-19 pandemic on the significant judgments and estimates made in the condensed consolidated interim financial statements for the three months ended March 31, 2020 and 2019 and determined that the effects of COVID-19 did not have a material impact on the estimates and judgments applied.

11.2 Changes in Accounting Policies including Initial Adoption

(a) Accounting standards adopted January 1, 2020

There were no new standards effective January 1, 2020 that an impact on the condensed consolidated interim financial statements or are expected to have a material effect in the future.

(b) Accounting standards and amendments issued but not yet adopted

There were no accounting standards or amendments to existing standards issued but not yet adopted as of January 1, 2020 that are expected to have a material effect on the Company's financial statements in the future.

12.  Risks and uncertainties

12.1 Financial instruments & risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF, which can be found under the Company's corporate profile on SEDAR at www.sedar.com, and the Company's most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Other than as disclosed below, management is not aware of any significant changes to the risks identified in the Company's most recently filed AIF nor has the Company's mitigation of those risks changed significantly during the three months ended March 31, 2020. These risks, and the risk factors disclosed below, could materially affect the Company's business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

Coronavirus

The recent outbreak of COVID-19 has had a negative impact on global financial conditions. COVID-19 emerged in Wuhan, China and has now spread to several other countries, including Canada and the US. These markets are a significant source of global demand for commodities, including gold. A sustained slowdown in economic growth or demand in these markets, in either case, that is not offset by reduced supply or increased demand from other regions, could have an adverse effect on the price and/or demand for gold.

In addition, outbreaks or the threat of outbreaks of viruses or other infectious diseases or similar health threats, such as COVID-19, could also cause operational and supply chain delays and disruptions (including as a result of governmental regulation and prevention measures), labour shortages and shutdowns or the inability to sell precious metals. On March 22, 2020, Ghana closed all borders for travel by all persons, and on March 27, 2020, announced restricted movements of people within the major centers of Accra and Kumasi. To date, mining, power supply and fuel supply operators were exempted from the lockdown and the AGM's operations have not been materially impacted. In the event that the prevalence and impacts of COVID-19 continue to increase, governments, including Ghana's government, may increase regulations and restrictions regarding the flow of labour or products, and the Company's and the JV's operations, suppliers, customers and distribution channels could be severely impacted.

At this time, the Company cannot accurately predict what effects COVID-19 will have on mining operations or financial results, including as a result of uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. The widespread health crisis caused by COVID-19, and its adverse economic and financial impacts, could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares.

13.  Internal control

13.1 Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2020, there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

14.  Qualified person

The technical contents in this MD&A have been approved by Mike Begg, Pr.Sci.Nat., Senior Vice President Technical Services of Galiano Gold Inc., who is a "Qualified Person" as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this AIF and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this AIF. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold;
  the operating plans for the AGM under the JV between the Company and Gold Fields;
  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);
  the realization of Mineral Reserve estimates;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the timing, costs and project economics associated with the JV's development plans for the AGM;
  the availability of capital to fund the JV's expansion plans and to fund the Company's contributions to the JV's development plans;
  estimates regarding the AGM's consumption of key reagents, consumables, critical spares and diesel fuel; the ability of the AGM to maintain current inventory levels;
  the ability of the AGM to continue to operate during the COVID-19 pandemic;
  gold production and other activities and that they will not be curtailed as a result of the COVID-19 pandemic;
  the AGM' ability to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all;
  the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;
  the Company's and the AGM's responses to the COVID-19 pandemic and that it will be effective in continuing their operations in the ordinary course;
  the timing of the development of new deposits;
  success of exploration activities;
  permitting timelines;
  hedging practices;
  currency exchange rate fluctuations;
  requirements for additional capital;
  government regulation of mining operations;
  environmental risks and remediation measures;
  unanticipated reclamation expenses;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
  title disputes or claims; and
  limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company's actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  the recent outbreak of COVID-19 has had a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the Company's common shares;
  the mineral reserve and resource estimates may change and may prove to be inaccurate;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves;
  risks associated with establishing new mining operations;
  the Company's common shares may experience price and trading volume volatility;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  there may be adverse Canadian tax consequences for a foreign controlled Canadian company that acquires the securities of the Company;
  the Company may be a "passive foreign investment company" in its current and future tax years, which may have adverse U.S. federal income tax consequences for U.S. investors;
  as a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors;
  the Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company;
  shareholders of the Company may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of their common shares, or at all;
  the exercise of stock options or the settlement of the share units and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  Company shareholders may be subject to future dilution;
  risks related to the control of AGM cashflows and operation through a joint venture;
  risks related to the market price of Common Shares;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  risks associated with changes in reporting standards;
  the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks;
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to Galiano's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the joint venture and the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  risks related to information systems security threats;
  it may not be possible to enforce actions against certain directors and officers of the Company or the experts named in this prospectus under U.S. federal securities laws; and
  the risk factors described under the heading "Risk Factors" in the Company's annual information form.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this AIF include, among others:

  the ability of the AGM to continue to operate, produce and ship doré from the AGM site to be refined during the COVID-19 pandemic;

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019
  that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance;
  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures;
  the price of gold will not decline significantly or for a protracted period of time;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the JV and the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM and the JV will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the JV and the Company in implementing its development strategies and achieving its business objectives;
  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV; and
  the key personnel of the Company and the JV will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

15.2 Cautionary note for United States investors

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Council").

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the "SEC") under the U.S. Exchange Act.  These amendments will be effective February 25, 2019 (the "SEC Modernization Rules").  The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 ("Guide 7"), which will be rescinded.  The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a "foreign issuer" under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

GALIANO GOLD INC. (formerly Asanko Gold Inc.) MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are "substantially similar" to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources".  In addition, the SEC has amended its definitions of "proven mineral reserves" and "probably mineral reserves" to be "substantially similar" to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves.  Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist.  In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.